Exhibit 1
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FOR IMMEDIATE RELEASE                                                9 July 2007


   WPP Extends Subsequent Offering Period for 24/7 Real Media Tender Offer By
                                    Two Days

New York, NY, and London, England, July 9, 2007 -- WPP Group plc (NASDAQGS:WPPGY) (LSE:WPP.L) ("WPP") today announced that it will extend the subsequent offering period for its tender offer to purchase all of the outstanding shares of common stock of 24/7 Real Media, Inc. (NASDAQ:TFSM) ("24/7 Real Media"), at a price of $11.75 per share in cash. The subsequent offering period is now scheduled to expire at 5:00 p.m., New York City time, on Tuesday, July 10, 2007.

Citibank N.A., the depositary for the offer, has advised WPP that, as of 5:00 p.m. New York City time on Friday, July 6, 2007, an aggregate of 49,568,170 shares of 24/7 Real Media common stock had been tendered into the offer, including 2,447,751 shares which remain subject to guaranteed delivery procedures, representing approximately 96.3% (including approximately 4.8% tendered under guaranteed delivery procedures) of the outstanding 24/7 Real Media common stock.

The purpose of the subsequent offering period is to enable stockholders of 24/7 Real Media common stock who have not yet tendered their common stock to participate in the offer and receive $11.75 per share in cash, without interest. WPP will promptly pay for any common stock validly tendered in the subsequent offering period. Common stock that is properly tendered may not be withdrawn during the subsequent offering period. Stockholders and eligible guarantor institutions which have not yet fulfilled their commitment to deliver shares should promptly comply with their guaranteed delivery obligations.

WPP also announced today that it has received approval of the merger from the Korea Fair Trade Commission. WPP intends to close the merger as promptly as practicable following the expiration of the subsequent offering period.

About WPP

WPP is one of the world's leading communications services groups. Through its operating companies it provides a comprehensive range of communications services. These services include: advertising; media investment management; information, insight and consultancy; public relations and public affairs; branding and identity, healthcare and specialist communications. The Company employs approximately 100,000 people (including associates) in 2,000 offices in 106 countries, providing communications services to more than 300 of the companies that comprise the Fortune 500, over one half of the companies that comprise the NASDAQ 100 and more than 30 of the companies that comprise the Fortune e-50.

Important Information

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any of 24/7 Real Media's common shares.

This tender offer is being made pursuant to a Tender Offer Statement on Schedule TO (including the Offer to Purchase, the related Letter of Transmittal and other tender offer materials) filed by WPP and TS Transaction, Inc., an indirect wholly owned subsidiary of WPP, with the SEC on May 31, 2007, as amended. These documents contain important information about the tender offer and stockholders of 24/7 Real Media are urged to read them carefully before making any decision regarding tendering their shares.

The Offer to Purchase, the related Letter of Transmittal and certain other offer documents as well as the Solicitation/Recommendation Statement, are available free of charge on the SEC's website (www.sec.gov) or from D.F. King & Co., Inc., the information agent for the tender offer at (888) 605-1958 (toll free). Citibank N.A. is acting as depositary for the tender offer.

Forward-looking Statement

This release includes statements that are, or may be deemed to be, "forward-looking" statements. These forward-looking statements can be identified by the use of forward-looking terminology, including inter alia the terms "believes", "plans", "expects", "may", "will" or "should" or, in each case, their negative or other variations or comparable terminology.

These forward-looking statements include matters that are not historical facts and include statements regarding WPP's intentions, beliefs or current expectations concerning, among other things, WPP's results of operations, financial condition, liquidity, prospects, growth, strategies, the outlook for relevant markets and the proposed acquisition of 24/7 Real Media. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. A number of factors could cause actual results and developments to differ materially from those expressed or implied by the forward-looking statements. Forward-looking statements may and often do differ materially from actual results. Any forward-looking statements in this release reflect WPP's view with respect to future events as of the date of this release and are subject to risks relating to future events and other risks, uncertainties and assumptions relating to WPP's operations, results of operations, growth strategy and liquidity.

Except as required by relevant law or regulation, WPP undertakes no obligation publicly to release the results of any revisions to any forward-looking statements in this release that may occur due to any change in its expectations or to reflect events or circumstances after the date of this release. Information in this release should not be relied upon as a guide to future performance.


Contact:
Feona McEwan, WPP                                          T +44 (0)20 7408 2204
Fran Butera, WPP
www.wpp.com
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